DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

04005836

January 14, 2004

Jeffrey R. Moreland
Executive Vice President Law &
Government Affairs and Secretary
Burlington Northern Santa Fe Corporation
2650 Lou Menk Drive
Fort Worth, TX 76161-2830

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-14-2004

Re: Burlington Northern Santa Fe Corporation
Incoming letter dated December 15, 2003

Dear Mr. Moreland:

This is in response to your letter dated December 15, 2003 concerning the shareholder proposal submitted to BNSF by Belknap Freeman. We also have received a letter from the proponent dated December 18, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Belknap Freeman
119 Hickory Lane
Rosemont, PA 19010-1017

934612

BNSF

Jeffrey R. Moreland
Executive Vice President Law & Government Affairs and Secretary

Burlington Northern Santa Fe Corporation

2650 Lou Menk Drive
Fort Worth, Texas 76161-2830
Telephone: 817/352-1350
Facsimile: 817/352-7111

1934 Act/Rule 14a-8

December 15, 2003

By Messenger

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Burlington Northern Santa Fe Corporation - Shareholder Proposal Submitted by Belknap Freeman

Dear Sir or Madam:

On behalf of Burlington Northern Santa Fe Corporation, and pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, I hereby request confirmation that the Staff of the Securities and Exchange Commission will not recommend enforcement action if, in reliance on certain provisions of Rule 14a-8, we exclude a proposal submitted by Belknap Freeman from our proxy materials for our 2004 annual meeting of shareholders, which we expect to file in definitive form on or about March 15, 2004.

On November 6, 2003, we received a shareholder proposal from Mr. Freeman for inclusion in our 2004 annual meeting proxy materials. On November 19, we informed Mr. Freeman that his proposal exceeded the 500 word limit imposed by Rule 14a-8(d). On November 24, we received a revised proposal and supporting statement from Mr. Freeman. The revised proposal, which, together with the accompanying statement in support, is attached as Exhibit A, reads as follows:

> Resolved, that the shareholders of BNSF hereby urge the Board of Directors redirect the effort to embrace the testing of the Electronic Train Management System" [unmatched quotation mark in original] (ETMS), as outlined in their "waiver" Docket 2003-15432, to the Federal Railroad Administration (FRA);

which requests relief from some 33 fundamental "safety rules" (The majority of which, if the ETMS were implemented and expanded, such waivers would have to remain as relief from existing "safety rules"); and in lieu there of, that the BNSF select the most busy train traffic territory and install a proven, independent, continuous, simple, reliable, safe, vital (fail safe) multi-aspect locomotive cab signals, with overlay (not diluting vital integrity) of "speed control" enforcement and/or other features (Thus with no need to require relief from existing safety rules).

Pursuant to Rule 14a-8(j), I have enclosed six copies of the proposal and this letter, which sets forth the grounds upon which we support our belief that the proposal may be properly omitted from our proxy. For your convenience, I have also enclosed a copy of the no-action letters referred to herein. Pursuant to Rule 14a-8(j), a copy of this letter is being sent to the proponent to notify him of our intention to omit the proposal from our 2004 annual meeting proxy materials.

We believe that the proposal may be properly omitted from our proxy materials pursuant to Rule 14a-8 for the reasons set forth below.

I. <u>The Proposal may be Properly Omitted Under Rule 14a-8(i)(7) as it Relates to Our Ordinary Business Operations</u>

Rule 14a-8(i)(7) provides that a shareholder proposal may be excluded from a company's proxy materials if the proposal "deals with a matter relating to the company's ordinary business operations." The Staff has long distinguished shareholder proposals which have significant policy, economic or other implications from those which involve everyday business operations and affairs of the company. See Release No. 34-12999 (November 11, 1976). That release described "ordinary business" as encompassing matters which are "mundane in nature" and do not involve any "substantial policy or other considerations." In Release No. 34-40018 (May 21, 1998), the Commission further explained that the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but that the term "is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations." Mr. Freeman's proposal may be properly omitted under Rule 14a-8(i)(7) as it concerns our ordinary business operations and does not implicate any significant policy or other implications.

Mr. Freeman's proposal relates to the testing of the Electronic Train Management System ("ETMS"). ETMS passes movement-related information, such as authority limits, speed limits and work zones, through a digital communications network and displays it on a computer screen inside a locomotive cab. An onboard computer, with location information provided via the global positioning system, will warn the engineer if the locomotive exceeds movement and speed limit thresholds and will automatically initiate braking if the engineer fails to respond appropriately. In addition, the onboard display includes a moving map detailing grade, curvature and track topology. We are currently installing and testing the system on 50 locomotives that operate along a 135-mile corridor between Centralia and Beardstown, Illinois.

The Staff considered a very similar shareholder proposal submitted by Mr. Freeman to our company in connection with our 1997 proxy statement. That proposal would have required us to provide a report to our shareholders regarding the status of the development of the positive train separation system, which, like ETMS, is a train management and safety system. In granting our no action request under Rule 14a-8(c)(7) (the predecessor to Rule 14a-8(i)(7)), the Staff noted that the proposal appeared to "deal with a matter relating to the conduct of the Company's ordinary business operations (i.e. the development and adaptation of new technology for the Company's Operations)." See Burlington Northern Santa Fe Corp. (January 22, 1997). Mr. Freeman's current proposal implicates the same concerns and should be excludable on similar grounds.

Mr. Freeman's proposal touches upon three aspects of our operations, all of which have been recognized by the Staff as falling within the scope of the ordinary business exclusion: (i) research and development, (ii) safety and (iii) regulatory compliance.

We continually strive to improve our operations and manage our trains in the safest manner possible. The manner in which we test and implement new technology is intricately related to the conduct of our ordinary business operations. The Staff has recognized that the implementation of specific programs relating to the research and development of products of a corporation are within the province of the ordinary business operations of a company. In Duke Power Company (March 8, 1984), the Staff found that a proposal relating to the implementation and operation of a program designed to reduce the peak demand for electrical energy could be excluded under Rule 14a-8(c)(7). See also General Dynamics Corporation (March 16, 1983) (proposal relating to allocation of funds for research excludable under Rule 14a-8(c)(7)); General Motors Corporation (March 1, 1982) (proposal requesting the company to design and develop a particular engine was excludable under Rule 14a-8(c)(7)).

In the normal course of our business we establish policies and practices in the area of operational safety and train collision prevention, including development, testing and implementation of ETMS. The Staff has recognized on numerous occasions that a corporation's safety operations constitute matters of ordinary business. See CSX Corporation (February 4, 1998) (company allowed to omit proposal requesting that the board of directors develop and publish a safety policy accompanied by a report analyzing the long-term impact of the policy on the company's competitiveness, shareholder value and workforce); E.I. du Pont de Nemours and Company (November 27, 1992) (company allowed to omit proposal seeking to require that the people responsible for the company's aviation operations be qualified and knowledgeable with regard to the safe and economical allocation of aircraft and crews); AMR Corporation (April 2, 1987) (company permitted to exclude a proposal relating to the formation of a committee of outside directors to conduct a review of the safety of the company's airline operations and report its findings to stockholders); Exxon Corporation (January 30, 1990) (proposal that the board consider instituting hazard and safety audits at company facilities, implementing a risk management program and distributing relevant documents to workers properly excluded).

Mr. Freeman's proposal, in the alternative, asks that we develop a locomotive cab signal that would not require exemptions from the Federal Railroad Administration (FRA). Compliance with federal, state and local laws and regulations are a part of the day-to-day business of our company as we endeavor to operate our business in a safe and efficient manner. The Staff has concluded that proposals related to compliance with governmental statutes and regulations involve ordinary business and therefore are excludable pursuant to Rule 14a-8(i)(7). In Duke Power Company (March 7, 1988), the Staff concurred that a proposal requiring an annual report detailing Duke Power's environmental protection and pollution control activities could be omitted from its proxy statement because compliance with government environmental regulations was considered part of Duke Power's ordinary business operations. See also Carolina Power & Light Company (March 8, 1990) (a proposal relating to the specific and detailed data about the company's nuclear power plant operations, including regulatory compliance, safety, emissions and hazardous waste disposal and specific detailed cost information relating thereto, was a matter relating to ordinary business operations of that company's electric utility business).

In Release No. 34-40018, the Commission explained that there are two policy considerations underlying the ordinary business exclusion. First, some tasks are so fundamental to management's ability to run a company on a day-to-day basis that they can not, as a practical matter, be subject to direct shareholder oversight. Second, proposals that seek to "micromanage" a corporation by probing too deeply into complex matters should not be permitted as shareholders, as a group, are not in a position to make an informed judgment. The proposal submitted by Mr. Freeman implicates both policy considerations. As described above, the proposal relates to fundamental matters relating to day-to-day management. The proposal also relates to a matter too complex to allow shareholders, collectively, to make an informed decision on the matter. ETMS is a complicated new technology, a comprehensive description of which is not practical in our proxy materials for consideration at our annual meeting. Inclusion of Mr. Freeman's proposal would force our shareholders to vote on a matter on which they would not be able to make an informed judgment. Accordingly, it is my opinion that the proposal may be excluded from our 2004 proxy materials pursuant to Rule 14a-8(i)(7) as it relates to ordinary business operations.

II. <u>The Proposal may be Properly Omitted Under Rules 14a-8(i)(3) and 14a-9 as it is Materially False or Misleading</u>

Rule 14a-8(i)(3) under the Exchange Act permits the exclusion of a shareholder proposal if it is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." In proposal and its supporting statement, Mr. Freeman makes a number of false and misleading statements.

Mr. Freeman provides the following caption to his proposal:

Re: THAT THE BNSF REDIRECT THEIR EFFORTS AND RESOURCES TO PROVIDE A SIMPLE USEFUL CONTINUOUS AND PROVEN TOOL FOR THE LOCOMOTIVE ENGINEER; RATHER THAN SQUANDER THEIR EFFORTS AND RESOURCES ON AN INTERMITTENT COMPLEX SCHEME WHICH ADMITTABLY [sic] IS NOT FAIL SAFE, AND WITH LIMITED CAPABILITIES.

This statement is peppered with unsupported accusations and hyperbole. It suggests that ETMS is needlessly complex and has limited capabilities, and that our efforts in the project are "squandered." Mr. Freeman does not provide any support or explanation for these statements.

In the first paragraph of his statement of support, Mr. Freeman indicates that we "perpetrated" a misstatement in respect to our waiver request. Mr. Freeman is referring to our request to the Federal Railroad Administration for a waiver from 49 CFR 236.511. In our waiver request, we summarized each rule from which we were requesting a waiver. In our reference to this particular rule, we summarized the rule without use of the word "continuous." The reference was not a quote as is suggested by Mr. Freeman. To suggest that the summary was inaccurate and that it contained a deliberate omission without support is false and misleading.

For purposes of Rule 14a-8(i)(3), the Staff has previously concurred with the omission of proposals where "neither shareholders voting upon the proposal nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what action or measures the proposal requires." Philadelphia Electric Company (July 30, 1992). Mr. Freeman's strong and sometimes confusing rhetoric on this technical matter could leave shareholders confused as to the subject matter of the proposal. Any action ultimately taken upon implementation could be quite different from the type of action envisioned by the shareholders at the time their votes were cast. Therefore, it is my opinion that the proposal may be properly omitted from our 2004 proxy statement pursuant to Rules 14a-8(i)(3) and 14a-9 in order to avoid misleading shareholders.

III. Mr. Freeman's Name May be Omitted from Our Proxy Materials Under Rule 14a-8(l)

Mr. Freeman has included his name and address together with his proposal and supporting statement. Rule 14a-8(l) provides that we may, at our option, choose not to disclose Mr. Freeman's name and address in our proxy statement, and instead include a statement that we will provide that information to shareholders promptly upon receiving an oral or written request for such information. Even if we are required to include Mr. Freeman's proposal in our proxy statement, I believe we may omit his name and address from our proposal. The Staff has regularly permitted the exclusion of a proponent's name and address from a company's proxy materials, even where the proponent has included his name in the body of his supporting statement. See Sabre Holdings Corporation (March 20, 2003), Alaska Air Group, Inc. (March 13, 2001).

IV. Conclusion

For the foregoing reasons, I request your confirmation that the Staff will not recommend any enforcement action to the Commission if Mr. Freeman's proposal is omitted from our 2004 annual meeting proxy materials.

To the extent that the reasons set forth in this letter are based on matters of law, this letter also constitutes an opinion of counsel pursuant to Rule 14a-8(j)(2)(iii). If the Staff has any questions or has formulated a response to my request, please contact Jeffrey T. Williams by telephone at (817) 352-3466 or by facsimile at (817) 352-2397.

Please acknowledge receipt of this letter and the enclosures by date-stamping the enclosed copy of this letter and returning it to the waiting messenger.

Very truly yours,

Jeffrey R. Moreland /DSB

Jeffrey R. Moreland
Executive Vice President Law &
Government Affairs and Secretary

Enclosures
cc: Belknap Freeman

Exhibit A

SHAREHOLDER'S PROPOSAL Re: THAT THE BNSF REDIRECT THEIR EFFORTS AND RESOURCES TO PROVIDE A SIMPLE USEFUL CONTINUOUS AND PROVEN TOOL FOR THE LOCOMOTIVE ENGINEER: RATHER THAN SQUANDER EFFORT AND RESOURCES ON AN INTERMITTENT COMPLEX SCHEME WHICH ADMITTABLY IS NOT FAIL SAFE, AND WITH LIMITED CAPABILITIES.

The Company has been advised that Belknap Freeman, a Professional Engineer, 119 Hickory Lane, Rosemont, PA 19010-1017, the beneficial owner of 1016 + common shares, to submit the following proposal for consideration at the 2004 annual meeting.

Resolved, that the shareholders of BNSF hereby urge the Board of Directors redirect the effort to embrace testing of the Electronic Train Management System" (ETMS), as outlined in their "waiver" Docket FRA 2003-15432 , to the Federal Railroad Administration (FRA); which requests relief from some 33 fundamental "safety rules" (The majority of which, if the ETMS were implemented and expanded, such waivers would have to remain as relief from existing "safety rules"); and in lieu there of, that the BNSF select the most busy train traffic territory and install a proven,independent,continuous, simple, reliable. safe, vital (fail safe) multi-aspect locomotive cab signals, with overlay(not diluting vital integrity) of "speed control" enforcement and/or other features (Thus with no need to require relief from existing safety rules).

Statement of Support:

BNSF perpetrated a **misstatement** in respect to their request to the FRA for waivers of fundamental safety rules, for "ETMS", by citing a significant FRA rule,by omission of any reference to key words **"continuously controlled", in both the rule cite and discussion (Section 236.511, Part 236, Title 49 CFR). A most important** safety issue which "ETMS" can not comply, either as a "test" and/or any subsequent implementation,

The FRA, in publishing the "Waiver Request", Docket FRA 2003-15432, received three dissenting responses, and none in support (Available on the "web" at http://dms.dot.gov.),

Unlike todays continuous multi-aspect cab signals, the concept of "ETMS" is incapable of continuously being able to directly and immediately warn the locomotive engineer if any hazard which may (and do) appear ahead of his moving train,

This is a business matter; for it would seem a prudent choice to invest in a proven reliable technology in one's most dense territory (with out need for waivers of safety rules).In sharp contrast, choice of expending ones resources on such as the "non-vital "ETMS", whose concept of "safety", is to apply brakes to train to stop;is not conducive to getting trains "over the road"; which for the benefit of the shipper, is the primary reason BNSF exists.

This statement of support is only a brief outline of the issues involved; however I urge your support for a plea: for BNSF to improve one's operation, as a leader, in providing added proven vital tools for the locomotive engineer.

Bradley Freeman

24Nov'03
Revision

Belknap Freeman, PE

119 Hickory Lane Rosemont, PA 19010-1017 (610) 527-0146

1934 Act/Rule 14a-8

December 18, 2003

By Ups Next Day Air

Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
Judiciary Plaza
450 Fifth Street N W
Washington,DC 20549

Re: Burlington Northern Santa Fe Corp - Stockholder Proposal - Submitted by Belknap Freeman,PE - Sequel

Dear Sirs:

As a sequel to Burlington Northern Santa Fe Corp (BNSF) letter of 15 December '03, with its plea that the SEC Staff will allow relief to BMSF as to say, rejection of a Stockholder's Proposal from Belknap Freeman, in respect to proxy material:

It is the intent of this letter, to furnish to the SEC a "response" to the BNSF's statements, as outlined in their letter of 15 December '03. This response is formatted in four major parts; consisting of this writer's "objectives", a "critique of the BMSF 15 Dec '03, brief outline of "Major Issues", and as it appears this writer and the BNSF have crossed in the mails; therefore attachments of correspondence with contemporary related issues of that interval (of crossed correspondence),

Objectives:

It is this stockholders objective, in a constructive manner, to protect the assets of , to the extent,as prudent judgement, that capital expenditures and future maintenance costs involved in protection against "human failures", be invested in existing widespread, simple, reliable and proven safe technology, as applied in the densest portion of the property (to obtain the greatest return on investment); as contrasted with heavy expenditures of one's resources, where traffic densities are "light" (with minimum revenue to support an untried expensive concept).

A major stumbling block appears in both the correspondence from BNSF, as well as understanding of the technical issues, in regards to BNSF's negative position of the value of "cab signals", per se (As contrasted with their objective to implement their concept "Electronic Train Management System" (ETMS)).

This BNSF thought extends beyond BMSF's property; when in a letter of 19th September '03, from Mr Matthew Rose (Chairman, President,& CEO), to this writer, states in part: ",,,we believe wecan move BNSF closer to the deployment of a BNSF designed ETMS system thatcan be made interoperatable and **used by other railroads across North America,," (Bold type added).**

On the basis of what exposure railroads west of the Mississippi have as to "cab signals"; as contrasted with today's "State of the Art", this writer considers, and judgement there of, is that in the West, are "primitive," and will ex½plain further, under the caption "Major Issues".

What this writer would appreciate; would be for key decision making individuals on the BNSF property, become more fully aware of, and qualified, in the understanding of modern cab signal technology, in operation for many years, and in doing so, re-evaluate their statements that ETMS is superior to "cab signals" (Particularly as they speak of exporting their concepts to other railroads in North America).

Under the issue"Substantially implemented: If the company has already substantially implemented the proposal", this writer would certainly not object to "withdraw".

Critique:

On page 2 (and continuing thru page 4) of the BNSF letter of 15 Dec '03, as to the"SEC", it states the Proposal may be omitted as it relates to "Our Ordinary Business Operations":

a) The previous "cite" from BNSF's"Chairman, President & CEO", to their declared aspirations that "ETMS"be available to extend to other railroads in North America, is no longer an"ordinary'Business Operation".

b) There is a "cite" of a prior very similar stockholder proposal relative to BNSF proxy statement of 1997 (Identified by the BNSF Jan 22, 1997); however attention is invited to the criterion, for exclusion of a proposal, is predicated upon a proposal "with substantially the same subject matter,,,that have previously included in the companies proxy material within the preceding 5 calender years,,,"Please note for year 2003, the stipulation of previous 5 years excludes 1997.

c) The BNSF focus on "ordinary business" as not an issue for a proxy; however in the full depth of the issues; for **long range growth**, and to be competitive with the high speed truck traffic; BNSF with prudent judgement should look to ultimate improvements of its right of way to further improve track speeds to meet competition, In that respect, ETMS does nothing to lift one above 80 miles per hour limit. (As would be otherwise, with cab signals == note , with todays operations elsewhere in the United States speeds are operated up to 150 miles per hour).

d) The choice of words by BNSF in respect to the alternative, speak in part: ",,,asks that we develop a locomotive cab signal,,," . It is not the intent that BNSF **develop**, but rather **implement,** as the technology already exists "off the shelf" In the attachments, in particular, page 4, under the caption "Infrastruture", of "supporting detail" to response to Gary Strengem's of BNSF, letter of 11 November '03, there is a listing of ten properties, all equipped with **today's** "off the shelf" cab signal equipment, all operating intermingled and individually,

e) Admittedly, the stockholder's petition might be considered too technical; however with the formal limit of 500 words, that was the purpose of adding the reference to the internet's file in the Docket Management System of the Department of Transportation (DOT).
To facilitate where cited reference leads, attached is a copy of DOT's index for BNSF's Docket FRA 2003-15432,

Material False and Misleading:

a) The BNSF states the caption of the Stockholders resolution is peppered with unsupported accusations and hypurbola -- That ETMS is needlessly complex and has limited capabilities --- With 500 word limits, agreed there is no support or explanation for these statements; however, in todays infatuation with the internet, it was suggested that they search out the DOT's Docket Management System; where for example, the comments related to FRA 2003-15432-4 there are an abundant number of issues identified that the "ETMS" can not accomplish; such as not responding to intermediate wayside signals, not responding to random industrial siding track switches in the route, not being able to respond to hazards that may appear in front of a moving train, in any reasonable time, if at all, et all.

b) The BNSF response, as to the perpetrated misstatement of the word "continuous", as having been a deliberate omission, without support, is false and misleading.---- In the frame of the **fact** that "ETMS", even with a waiver, can not comply with the concept **continuously controlled**, in addition to the fact that it"can never comply" (by its very nature), is meaningful reason to recognize in BNSF's waiver partition, that the term was brushed aside, to hopefully avoid any hint of one if the "ETMS" major shortcomings. (to be noted in the waiver docket, such convenient omissions were not evident elsewhere as a pattern).

c) As to BNSF's response that the stockholder's proposal is too complex, and in view of our"crossing in the mails", it will be interesting to see if BNSF responds to the two letters (One to Mr Strengem, the other to Mr Matthew Rose), and in doing so, see if there is a constructive response, other than platitudes, assumptions and expectations as elaborated in the 143 pages of Docket 2003 -15432-3.

name be Omitted:

In submitting the stockholder's resolution this writer has no personal interest as to authorship; but rather, it is the issues, and BNSF's having proclaimed that they would propose ETMS for other railroads in North America, as well as concern as to depth of some who seem to measure "cab signals" only by those installations in the west. When one states that "ETMS" is superior to "cab signals", some one is mixed up; for "Cab Signals"can do every thing "ETMS" claims, and many things "ETMS" can not do.

Major Issues:

a) Any thought BNSF might have to improve speed of train movement, to be more competitive, ETMS will not serve to eliminate the train limit barrier of 80 miles per hour.

b) In signaled territory, every wayside signal is an "authority"; but ETMS by its own admission, does not check intermediate signals.

c) A disarranged random hand operated track switch is a hazard; but it is not incorporated within ETMS.

d) ETMS does not provide continuously controlled awareness of hazards ahead of a moving train with any immediate alert to the locomotive engineer.

e) Can it be any more simple, than to convey wayside intelligence to any engineer, than over the very track rails he is operating on with use of cab signals; as contrasted with need for addresses, know where to reach one, radio links, shifts of intelligence into appropriate digital format, need for a central computer to digest it all, etc??

f) In any analysis of ETMS, what attention has been given to "obsolescence"??

g) As to remarks that cab signals in the west are "primitive"; relates to such issues as a "Book of Operating Rules" that exempt meaning of cab signals over track turnouts (Forcing Amtrak to disable the "speed control" feature on their locomotives, when operating in alleged cab signal territory , in the west of the Mississippi) -- use of low level energy in the rails (Thus introducing the problem of poor "signal to noise ratio", as well as inadequate energy for locomotive "pick up coils" on a crossover or turnout, even if properly rail bonded, as the end of locomotive swings out of register with the track rails) --use of 60 Hertz as a carrier frequency(subject to interference due to parallel commercial power lines, limited ability to separate out individual "code rates", as they come out toclose to each other, and limited ability to employ a code rate of 240 per minute)--- use of limited benefit, two aspect cab signals, in some situations, et all.

h) With today's signal packages (e. g. Electro-Lock,(or equal)one not only achieves reversecode capability in the track structure; but also elimination of wayside pole lines. Almost for "free" one can add individual energy inverters for a 100 Hertz,to employ to the wayside codes to the track structure; thus obtaining cab signal capability at minimum cost.

i)BNSF state ETMS provides civil speed restrictions, track worker speed restrictions, absolute stops,, et all,; then BNSF states cab signals can not provide such features--- **BNSF is wrong in this belief, in that for several years now ,ACCES in New England, and migrating South, provides such features as an overlay on top of ones cab signals.** If BNSF were basing their statements only on the exposure to their "primitive" facilities in the west; then this proves the point that there is evidence of an inadequate background to properly evaluate ETMS to other alternatives.

j) ETMS specifically states, and concedes, at times, it might fail to accomplish its task.

k) The FRA and other regulatory agencies , do not collect any data as to "broken rails", or when cab signals have adverted an accident; but rather rely upon such data only when there is an accident involving such issues. Therefore, other than one's working with these issues in the field over the years, most have little real idea of the contributions track circuits and cab signals have made.

l) In respect to "human factors", the ETMS "pitch" is that if the locomotive engineer fails to respond to a reduced authority, the system will alert him and apply his brakes(but this applies in only limited and defined situations. It would seem logical, with modern cab signals, that for all situations calling for reduction in speed, the engineer is given a warning, and if he does not comply in reducing to the speed called for, he will get a brake penalty application. With cab signals, as to "human factors" (For BNSF, in the sense the man made a mistake) is it not better to have that "oversite" all the time, rather, than with ETMS only part of the time???

Attachments:

As BNSF have indicated there is an issue of micro-management, and squandering of ones resources; attached are copies of several recent letters sent to BNSF, that focus on the various factors of ETMS and its environment --- Not as micro- management; but rather the fundamental concern with BNSF's stated objective to extend the technology to other railroads in North America. A second concern, by specific statements, relative to cab signals, that BNSF just does not know what is out there East of the Mississippi, that have been around, to include the concept of "continuously controlled" "speed control", for some fifty years(function through switches,et al) and no waivers, with emphasis on "vital".

a) Copy of DOT Docket Management System index for Docket FRA 2003-15432.

b) A letter to Mr Matthew Rose of 14 December '03 indicating there is an "Archilies Heel" in signal systems, where cab signals will provide a parallel vital continuous authority. Also the issue of any attempt to invest in right of way for increased speeds would be thwarted as ETMS will do nothing towards allowing for speeds over 80 miles per hour.

c) A letter of November 11, 2003 **from** Mr Stengem; which in its treatment of "cab signals" , forced a response that challenged the subject.

d) A response to Mr Greg Stengem of 8th December '03, which includes existence of a field of disagreements.That a more detailed response is included in its attachment. This letter includes an information copy to Mr Jeffery T Williams with various remarks to whet his interest.

e) A thirteen page supplement to previously mentioned letter of 8 December '03 to Mr Strengem, as supporting detail of response to Mr Strengem's of 11 November '03.

Conclusions:

It is obviously the SEC's decision as what to do about BNSF's plea to "table" or "reject" my stockholders proposal; however this package is intended to be helpful in giving you the other side of the issue, to assist your further action.

It is further obvious, that if BNSF does its homework and enlarges their scope of understanding as to modern cab signals, vital v. non-vital, , and "continuously controlled" v. "intermittent", then some of the remarks made in this package will make better sense.

All this effort is not to oppose, or fight with BNSF or any of its employees; but rather an attempt to be constructive; but unfortunately, to be a bit direct to get the point across, rather than be written off as a "gad fly".

That I might be able to identify "where I am at", a response would be appreciated. Thanking you in advance, for what consideration this might be given, I remain,

Very truly yours,

Belknap Freeman,PE

cc:

Mr. Jeffery R. Moreland
Executive Vice President Law &
Government Affairs and Secretary'

Of interest to you, not only in response to yours of 15 December 2003 to the Securities and Exchange Commission; but also consideration of the issues, concerning which are intended to be constructive; but presented harshly to force ones attention. If I were not interested in BNSF's interest, I would not be a stockholder.

It is recognized that the BNSF is "far flung"; but it is no different than a congested property, when something happens , in the cold of night, and some one is called upon to effect a recovery. At this point a "red Flag" brings to mind, the "Kiss Principle" (Keep it simple stupid).

It is fundamental, one can not be in the position of added extra critical "links" and "black boxes" only to be forced into calling a"committee" to diagnose a problem; on top of which one adds facilities over which BMSF's management has no direct control.

According to the rules, and in practice, one can fix responsibility (e.g.cab signals);but in ETMS one can be exempt, from such like situations, "we had a glitch", and with waivers we absolve ourself of any personal liability. (Yet as the rules of the FRA now stand, one can not place ETMS in service without permanent waivers).

Docket Management System

DMS DOT

Docket Search Results Displaying 1 thru 10 of 10 Records / Displaying 10 of 10 Submissions [Help]				
Document Number	Document Type	Filing Date	Title	Files
FRA-2003-15432-1	Waiver	06/26/2003	Burlington Northern and Santa Fe Railway Company (BNSF) - Waiver Petition	TIF (516451 bytes) PDF (593619 bytes) 9 Pages
FRA-2003-15432-2	Acknowledgement Letter/Receipt	06/26/2003	U.S. DOT/FRA - Acknowledgement Receipt of Letter	TIF (22131 bytes) PDF (34266 bytes) 1 Page
FRA-2003-15432-3	Waiver	08/27/2003	Burlington Northen Santa Fe Railway - Waiver Petition	TIF (6226306 bytes) PDF (6958724 bytes) 143 Pages
FRA-2003-15432-4	Federal Register Publication	09/26/2003	U.S. DOT/FRA - Petition for Waiver of Compliance - Burlington Northern and Santa Fe Railway Company	PDF (44493 bytes) PDF (48870 bytes) 4 Pages
FRA-2003-15432-5	Comment(s)	10/24/2003	Belknap Freeman, PE - Comments	TIF (622491 bytes) PDF (732044 bytes) 13 Pages
FRA-2003-15432-6	Request	10/27/2003	National Railroad Passenger Corporation - Request for Time to Review Information	TIF (45866 bytes) PDF (64621 bytes) 1 Page
FRA-2003-15432-7	Comment(s)	10/27/2003	Brotherhood of Railroad Signalmen - Comments	DOC (189952 bytes) PDF (254009 bytes) 6 Pages
FRA-2003-15432-8	Comment(s)	11/04/2003	Brotherhood of Locomotive Engineers - Comments	TIF (913875 bytes) PDF (1025188 bytes) 15 Pages
FRA-2003-15432-9	Comment(s)	11/05/2003	Brotherhood of Railroad Signalmen - Comments	TIF (322461 bytes) PDF (371971 bytes) 6 Pages
FRA-2003-15432-10	Comment(s)	11/17/2003	Brotherhood of Railroad Signalment - Comments	TIF (330232 bytes) PDF (375421 bytes) 6 Pages
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Belknap Freeman, PE

119 Hickory Lane Rosemont, PA 19010-1017 (610) 527-0146

11 December 2003

Mr. Matthew K Rose
Chairman, President and CEO
Burlington Northern Santa Fe Corp
P O Box 961052
Fort Worth, Texas 76161-0052

COPY

Re: BNSF Program to implement "ETMS"

Dear Mr Rose:

In your response of September 19, 2003, to my previous correspondence, relative to concerns with the CSXT approach to "Communications Based Train Control" (CBTM, and BNSF's version of "Eetronic Based Train Management System" (ETMS);

I appreciate your having opened to door to my establishing a contact with Mr. Greg Stengem for further questions.

As Mr Strengem has been very cooperative; unfortunately this writer finds himself in disagreement. It is predicated, for one, on what appears his evaluation, for example, of systems such as "cab signal" installations, in the West, which are "primitive".

Not to be offensive, your letter makes a **contrast** , as it speaks of "the unique realities of operating a railroad across the American West"; but then reverses itself, as it states",,,ETMS system that can be made interoperable and used by other railroads across North America" (This fails to take into consideration , that there are other railroads, with other alternatives, in North America, where ETMS would be totally incapable of having any sense of usefulness).

From a stockholders standpoint, a prudent investment of capital assets would seem appropriate to reach for the **long time future, in improvements of the right of way**, that would support increased speed of trains, **to be better able to compete with say ---the trucks on Interstate Highways**.

When driving West of the Mississippi, with one's motor vehicle on "cruise control" at 70 to 75 miles per hour (in accord with designated speed limits), one is still passed on the highway by numerous trucks.

Section 213.9 of Part 213, Title 49,"Classes of Track: Operating speed limits". For Class 5 track, limits freight traffic to 80 miles per hour and passenger traffic to 90 miles per hour; however with use of welded rail, appropriate ties, and roadbed, anchors, glued insulated joints, and adequate drainage, **one can be one the way**, as one has the opportunity to further increase train speed limits.

Yes! there is such a concept as "Class 6" track; thus to be better competitive with truck highway speeds; for the shippers benefit , with the parallel Interstate Highway Traffic (As well as those States which not only authorize double trailers ; but use of three trailers, coupled behind one tractor; the market for BNSF is out there, to compete for).

All this having been said, attention is invited to the basic fact, that investment in "ETMS", **will do nothing** to satisfy Section 236.0 (d), Part 236, Title 49 CFR "Applicable , minimum requirements and civil penalties" which limits one to 80 miles per hour (79); thus **thwarting** any attempt to further improve train running time over ones busiest routes.

BNSF's plea in their application for waivers necessary , to implement their program to test the concept of "ETMS" specifically stated:

> "ETMS" is a non-vital safety overlay that works in conjunction with existing methods of operation and signal and control systems to protect against the consequences of human error. This approach provides a "safety net" for train operation while retaining the existing systems as a primary means of control. Because these systems continue in operation, a failure or deactivation of the ETMS has the effect only of suspending the safety enhancement associated with the ETMS, without compromising the underlying safety provisions of existing systems and operating rules". (68FR55732)

Now this writer has many thousands of "head end" travel over many railroad environments, in some twenty States (Over seeing operations and facilities in accord with employer responsibilities), as well as, in two foreign countries (in the capacity of their being my client). For the enginman (engineer), there is an "Achilles heel", in any wayside signal system, in regard visibility (Fog, Sun Glare, and Blinding Snow). The situation, where in a more modern cab signal system territory, in one's densest traffic routes, provides the engineman with a **continuous** indication of authority for the route ahead, in spite of the location and/or visibility of wayside signals. Such features as "speed control" provide for the provision of **continuous** protection, against human errors; rather than the non-vital **intermittent**, and alleged possible suspension, and inadvertent train stops , as touted for "ETMS".

With its limited capabilities and intermittent non-vital nature of ETMS as contrasted with other alternatives, seems a questionable endeavor, in respect to expenditure of ones resources, especially in respect to its recognized "high cost bracket" and potential adverse impact on one's primary operation, in this world of competition, in this case, on a long time basis, one's very survival.

In the interest of attempting to be constructive, I thank you for your attention, and possible consideration,

Very truly yours,

Belknap Freeman,PE

A long termed
stockholder

COPY

c:

Mr Greg Stengem

Mr Jeffery T Williams,Esq

As a sequel to my letter to Mr Stengem of 8 December 2003 and its 13 page attachment. Obviously, this writer values long years of intimate association with details and requirements, rather than accept platitudes.

BNSF

GREGORY W. STENGEM
Vice President
Safety, Training and Operations Support

The Burlington Northern and Santa Fe Railway Company

P.O. Box 961034
Fort Worth, TX 76161-0034
2600 Lou Menk Drive
Fort Worth, TX 76131-2830
871-352-1220
Fax 817-352-7434

E-mail Gregory.Stengem@BNSF.COM

November 11, 2003

COPY

Mr. Belknap Freeman, PE
119 Hickory Lane
Rosemont, PA 19010-1017

Dear Mr. Freeman:

Thank you for your October 23, 2003 correspondence concerning BNSF's pending waiver request for ETMS before FRA.

BNSF has always recognized the value of its trained and competent locomotive engineers. However, as you know, the use of the current wayside signal system does not completely eliminate the opportunity for accidents caused by human error. As the current generation of train control technology becomes cost effective and field proven under the direct oversight of the FRA, we have the opportunity to virtually eliminate train accidents caused by over-speed conditions and trains which exceed the limits of their authority. In addition, there are several other critical safety enhancements that are provided by the current ETMS technology including the ability to establish protection in non-ABS territory, establish locomotive to hi-rail protection as well as prevent hi-rail vehicles from exceeding the limits of their authority. This range of functionality is not available through use of traditional cab signal systems. The advantage of the ETMS system we will field test is that it does allow the train crew the freedom to manage its train and positively intercept only when necessary due to train crew's inadvertence.

Under the auspices of the FRA waiver process, we propose to proceed deliberately to eliminate the opportunity for any error in the system under varying climatic, time of day and operating conditions. As you have pointed out, the system does come at a substantial cost and we propose to implement it with our partners in freight and passenger rail transportation in the manner which makes the most sense.

While we appreciate your input and comments, we believe the current generation of ETMS systems offers today's most cost-effective method for preventing potential human-factor caused accidents compared with cab signals.

Thank you for sharing your thoughts with us.

Sincerely,

Greg Stengem

Greg Stengem
VP, Safety, Training & Ops Support

Belknap Freeman, PE

119 Hickory Lane Rosemont, PA 19010-1017 (610) 527-0146

8 December 2003

Mr Greg Stengem
V P Safety, Training, & Ops Support
Burlington Northern Santa Fe Corp
P O Box 961034
Fort Worth, Texas 76161-0034

COPY

Re: BNSF Program "Electronic Train Management System"

Dear Mr Stengem:

This response is to express my appreciation for your response of 11 November '03 (Postmarked Nov 25th '03),

In the interest of being constructive, and further define the depths of my concern; predicated upon years of hands on experience, my professional judgement, as we as concern for BNSF's corporate well being; attached please find an abbreviated further response (Which is not all inclusive in respect to all the issues that are out there). To keep the response simple (??); its focus relates essentially to "Cab Signals", "The Federal Railroad Administration", and "Operations Overview", such items being motivated in response to the contents of your letter of 11 November '03.

If you find further dialogue is necessary, as obviously this presents a different point of view, and to further draw out the basis of the BNSF endeavor, a response will be appreciated. As one compares "ETMS as being superior to the concept of "cab signals", it would be of interest to know, in what respect such a statement is made--- is it possible the basis of the primitive installations, as characteristic in the west??? Or what is recognized as "modern" technology, yet still proven over the years, as in service on vehicles in the quantity of thousands???

Very truly yours,

Belknap Freeman,PE

cc:
Mr Jeffery T Williams,Esq
Senior General Attorney

As a sequel to my prior letter to you, of 24 November '03, the attached to whet your interest, and as further partial support for the basis of my "Stockholders Proposal",

(continued)

Attachment "J"

As an item of typical background, which is part of the foundation of the strong position taken in this matter ---

Back in the early 60's, when the U S Department of Commerce (Prior to the inception of the Federal Railroad Administration) was working with the Pennsylvania Railroad with the development of the early "Metroliner Train Sets", this writer and Bob Greaves (now deceased), with the railroads permission, sold the original enhanced patent rights for a compatible high speed cab signal configuration to the Union Switch and Signal Company. The nine aspect cab signals and the "clear-clear" concept, which enable very high speed trains (150 miles per hour) to intermingle with conventional four aspect cab signal, each having their own individual braking distance requirements, with over-lay of speed control, have been in revenue service now for some three years (Originally installed in New England) The simplicity of the concept allows for migration in what any increment one might desire, as is already progressing on both New Jersey Transit and Amtrak south of New York City.

The gist of the Stockholders Proposal is not in reference to the nine aspect cab signal configuration; but rather the added features, in service, with conventional continuous four aspect cab signals which involve features not seen in the west.

Contrary to what appears that Mr. Stregem believes, Cab Signals, **with overlay**(not integrated) can and do provide for civil speed restrictions, track repair activity, etc.

As to these added features, there are some not aware, or do not want to know, that the FRA published document in the Federal Register, giving Amtrak the go ahead with their activities, over the signature of Jolene Melatoris (The FRA Administrator at the time), addressing the added features, stated that the NTSB indicated that this satisfied the original NTSB recommendation (After the Kelso accident in the Pacific Northwest, of a BN and UP head on collision), which directed the FRA to seek a "Modern Positive Train Control System".

To achieve some of the added features, such as "civil speed restrictions", in the New England project, is by means of interrogation of intelligent wayside markers between track rails, in combination with a program on the locomotive to know where to be expecting such markers.

As the concept of "ETMS" does nothing to lift the railroad speed above 79 miles per hour; there has been no need to envision, how the intelligent marker an also by part of the mechanism to sort out and implement the appropriate rail-highway crossing protection arrangements alert time.

Being familiar with much of the details of Cab Signal

activity in the west, to include BNSF's Burlington Commuter Service out of Chicago; one might recognize why this writer speaks of "primitive" installations; and therefore forced to ask, as to why one would tout "ETMS as being superior to cab signals.

A certain issue of "ETMS" as adding a complex, multi step non vital scheme to a railroads operation, to accomplish what a simple reliable "vital" system can accomplish, one might note a parallel case:

Along that line, that the electronics of trains like Amtrak's Acela train sets have become so complex; both for the locomotive to "make it go" as well as the individual car "tilt technology"(to preserve comfort in rounding curves), requires a technician with lap-top computer, to ride the trains; analyze problems and re-initialize such systems when they die.

On the basis of making things too complex, such as "ETMS", there is a realization by those outside the organization who recognize there is a problem.

In a recent cite in the "Delaware Valley Rail Passenger" with the caption "Acela Express Curtailed"; which is cited in part: ",,,Amtrak throws in the towel on its efforts to get maximum in service time out of its problem plagued Acela Express Train Sets. Express service is being cut in half to provide for additional shop time for maintenance and retro fits. Metroliners will replace the new trains on ten of those daily runs" (DVARP, issue of November 2003, Page 10)

As to where BNSF endeavors to seek alternatives, there is an interesting "Legal Case History"; which an aggressing Plaintiff's Attorney could conjure up; predicated on a managements "Prudent Judgement" --- in selection of an installation arrangement, where other alternatives were available -- this a result of a serious employee injury:

Jack Wegman v Port Authority Trans Hudson Corp(PATH)
The Superior Court of the State of New York, New York,
County of New York, 30 November 1999(Thomas St, Manhattan)

This was a jury trial, involving the installation of a signal relay case. The Defense position was that the installation was in accord with all rules and regulations, The Plaintiff's position was "Lack of Prudent Judgement" as other alternatives were available (and citing some of the alternatives). The jury ruled in favor of the Plaintiff in less than three hours.

Bobby Freeman

COPY

Supporting Detail -- Response to BNSF Letter

11 November 2003 - Greg Stengem

V P Safety, Training, & Ops Support

Introduction:

The BNSF response cites in part: ",,we believe the current generation of ETMS systems offers today's most cost effective method for presenting potential human factor caused accidents compared with cab signals,

This writer absolutely disagrees with such a concept; as contrasted to giving an engineman **a continuous vital simple tool, with immediate supervision of "speed control" of such integrity as to provide both an operating tool as well as a vital continuous arrangement to prevent a potential human factor caused accident.**

It is not prudent **to provide an intermittent, non vital system as a device to be of value "just in case"; as contrasted with an additional operating tool which continuously, on a vital basis, yet is continuously there to be able to react to prevent an accident, with a considerably simpler configuration,**

It is this writers position that any concept such as the proposed system is not cost effective or useful, as contrasted with the current technology of **continuous** multi-aspect cab signals with overlay of speed control which provides the most reliable simple, proven continuous, expandable, safe, vital, long life, It is to be recognized that continuous multi-aspect cab signals as a **proven platform** , are capable of having **independent overlays** to add such features as "civil speed restrictions" and "temporary track work limits", etc (such overlays already exist),

The BNSF response goes on to state, in part: ",,we propose to implement it with our partners in freight and passenger rail transportation,," That thought, as to ETMS , in reality, does nothing to support rail operation over the legal limit of 79 Miles per Hour; which is not a limiting factor of "continuous cab signals" . As BNSF is in competition with "air", "highway" , and an adjacent major railroad, **improved** running time is a factor considered by BNSF's possible shippers and patrons.

This material, as response to the contents of a BNSF letter, is not all inclusive Essentially this is a supplement to the earlier response to the BNSF Docket filed with the FRA requesting various waivers from the FRA safety rules, as well as other correspondence to Matthew Rose, et all

Cab Signals:

capabilities:

This writer offers a **challenge** to ones evaluation of "cab signals" when making a comparison to "ETMS"; especially in the west, with their historic "Book of Operating Rules"; as it exempts application of cab signals on track turnouts (Forcing locomotives equipped with "speed control" to defeat the cab signal speed control feature when operating in alleged "cab signal territory",in the west), The use of "low level", sixty hertz at times, only two aspect cab signal configurations **contribute to the primitive image** as a comparison.

Not touching the subject of nine aspect compatible continuous cab signals(compatible with four aspect cab signals of slower trains operating intermixed on the same tracks) already in revenue service involving two railroad properties, and taking advantage of simplicity of migration over added territories in what ever increment is cost effective and fitting operating needs. That which follows are random thoughts in respect to the conventional four aspect continuous cab signal package with **overlay** of "speed control", "Code Change Points in approach (some 1000 feet) to a Home Signal less favorable than "Slow Approach" ---"Over Run Protection" at Interloking, such only the train authorized receiving a cab signal; and any conflicting over run of another train would pull down any cab signal display offed to other trains -- -- Quick site identification and response to any possible broken rail --- Equipped with "self testing" in lieu of use of earlier "Departure Test Loops", et all.

Attachment

Simple Example:

All the "Modern" concepts of "Positive Train Control" (PTC) have a common flaw, and that is the intolerable time delay in providing any indication of a hazard ahead for a moving train

In the realm of "PTC", the FRA and operating railroads have requested both a conventional signal system as well as broken rail protection . Now to highlight the issue of immediate response time, as well as inclusion of a signal system - as a simple example, let us look at a"wayside signal:

Say we have a "Red"over "Green" over "Red" (Medium speed), and the top bulb burns out, or is shot out; its loss would result in a display of "Green" over "Red" (Clear) Good sense provides for a "light out relay"(or equal), to monitor and detect the top lamp; thus if were suddenly lost, would cause the lower signal units to rearrange their display to a lower speed. **But it is important to realize** that the conventional cab signal code rate applied to the very rails the train is operating on, in good practice, **is selected through the very same instruments as the signal aspect selection; thus guarantee that both signal and code rate to the track are denticle and change instantaneously together.** Of course such a change would follow back to previous signals in an appropriate manner, no matter where he might be at the time of such an incident (or any other type hazard which might occur and impact the signal system, in his path).

In the opposite sense, as conditions change to a more favorable situation, the train is immediately able to improve his speed , in accord with his cab signal display, long prior to his being able to reach his next wayside signal.

Operation without Wayside Intermediate Signals:

The continuous multi-aspect cab signal package, as an independent platform, well over 50 years, has proven itself as to be useful, safe , and reliable in many situations, on several railroad properties, as to provide for full operation of one's trains, without the need for intermediate wayside signals (but keeping the same "block" layout as if the intermediate signals were still in place).

In all situations, it is easy and quick to be able to recognize the loss of one's cab signal, if and when there might be a locomotive or wayside failure, thus facilitating a quick recognition as to nature and site of such a problem (Thus insuring a rapid recovery) and rules, which allow for continued operation, say at 40 miles per hour, and a restriction to enter any occupied block(This is in sharp contrast with "EMTS" schemes that tout, to be safe, in respect to various failure modes, one would just apply the brakes of the train to "stop"),

Single Platform:

One might note, even in the locomotive, the cab signal package is covered under Part 236 of the Rules (Title 49 CFR), relating to "Signals"; not part 229, relating to the locomotive.

It follows that the integrity of the cab signal as part of a system, stands on a single platform; its foundation not to be intermingled with (and diluted) by **mixture** with other tasks; however, this does not preclude **overlay** of other systems or functions on top of the cab signal package, so isolated that any impact or disarrangement of other systems is not seen by the cab signal package; thus protecting its inherent safety, reliability and integrity.

Infrastructure:

Modern cab signal technology exists not only in complete accord of FRA Rules of Safety (no waivers required), but actually its features extend well beyond the scope of the "FRA Rules".

There are **thousands** of continuously controlled multi-aspect equipped locomotives and multiunit vehicles operating in both intermingled service on common trackage as well, on most situations, in their own cab signal territory. Ten of the larger players include: Amtrak CSX, Canadian Pacific, Connecticut DOT (Commuter Service East of New Haven), Conrail Shared Assets , Long Island Railroad, Massachusetts Bay, Maryland DOT, Metro North, New Jersey Transit, Norfo;k Southern , and Providence & Wooster. Essentially such operations being governed by the "NORAC" Operating Rules (Rules 550 thru 563) It is to be noted, this environment of operation has no primitive exception as to waive cab signal authority over track turnouts.

Attention is invited to the fundamental inability of such "Top Down" concepts as "ETMS" to ever be capable of handling such a dense mixture of intermingled rail traffic.

But the primary interest as to this section, is the realization that modern continuous multi-aspect cab signals, operating very well over many years, with well defined common interfaces, have and still support a "market place" of competitive, multi supplier infrastructure.

Federal Railroad Administration:

Competence:

The BNSF response, in respect to the Federal Railroad Administration (FRA), glorify the concept of "ETMS" when it states in part: ",,,As the current generation of train control technology becomes cost effective and field proven under the direct oversight of the FRA,,,"

There are really three issues here that underlay FRA's "Federal Supremacy", such as "Qualification", "Bureaucratic self preservation" and "Conflict of Interest"

One need not go too far, to see in print, for example, FRA's admission that they lacked the necessary qualification to make judgement (e.g. In earlier Notice of Proposed Rule Making (NPRM) relative to computers involved in Positive Train Control --- where it was stated they would seek advice of various Engineering Companies to evaluate a railroad's application -- (then bill the outside consultant's fee back to the railroad that made the original request).

Then too, starting with the FRA's Associate Administrator of the Bureau of Safety; but a high school level of academic understanding, with only a railroad experience level of that as a Signalman's Helper, and that of a Signalman (But neither of any degree of responsibility). Throughout the FRA, one ought to expect the highest degree of responsible railroad experience and professional qualification?

To add to this, in a recent job search to fill vacancies related to computer qualified individuals, it was specifically stated in the job description, that any railroad background would be an unwelcomed issue (That any decision made by such individual not be tainted by any relation to a railroad's interest).

Conflict of Interest

The record illustrates several examples of the FRA's activity as to "self preservation" For one, only under the guise of"Safety" , from 1982 to 2002, the publication of only the 200 series Parts, in the U S Govt Printing Office Volume of the Title 49 CFR, has grown from **344** pages to **733**pages, which comprehend an almost 100 % change in twenty years, of expanded and/or added "Rules" and "Penalties " for violations.

Now the FRA have taken on a new role, in conjunction with the Coast Guard, as they are deeply involved in a program to establish a complex of inland low frequency "Differential Radio Stations" to supplement the accuracy of the Global Positioning System(GPS); thus creating the National Differential Global Positioning System (NDGPS).

As the FRA has a lead role as the sponsoring agency within the DOT to complete dual (redundant) coverage of the entire Continental United States, ---- Now as the project is expected to be completed by the year 2014, with another estimated $ 35 million for completion, it behooves the FRA to instigate additional utilization of the facilities , if nothing else, their services and ability to justify continued capital as well as maintenance funding.

The FRA have lobbied for and obtained many millions of dollars of redistributed taxpayers payments, in their quest to seek a solution for a"modern" Positive Train Control System (PTC).

It can be best said by what appears to be FRA's own words: " The FRA stated it was taking every action within its program authority and available budget authorities to advance the development of technology that will achieve PTS and related safety functions, which together are referred to as "PTC".

The FRA have redistributed dollars to support such projects as "Incremental Train Control System" (ITCS) in the Detroit - Chicago Corridor (Which is flawed) as well as the North American Joint Positive Train Control Program (Which after 6 years, has not got there yet), and now with their former "Ward", the Alaskan Railroad , to develop the "Collision Avoidance System" (CAS). Parallel to these efforts, at Pueblo, CO, they have squandered dollars, time and effort, in their quest and belief that there was a cheaper and more effective way to detect broken rails rather than the conventional "track circuit (With their mind-set, it appears that they failed to consider other such features of track circuits, such as train detection, with coded track circuits, elimination of pole lines, means to convey cab signal energy to the very train intended, to facilitate rail-highway crossing protection, and in electrified railroad environments, provide path for return traction current, et all.

The NAJPTCP:

The NOrth American Joint Positive Train Control Program (NAJPTCP) in the Chicago - St Louis Corridor is a project sponsored and as the majority, funded mostly by the FRA. This ought to be of some interest to the BNSF, as twenty million dollars of the some 80 million spent to date , was from the Association of American Railroads (ARR) (Thus an appreciable part of which came from BNSF's participation and support of the ARR).

This project was started with the objective to develop a modern Positive Train Control System (PTC), and as a pretext (to include even obtaining the Illinois Department

Attachment "C"

ofTransportation)in doing so, to provide higher train speeds for Amtrak trains in the Chicago-St Louis Corridor, in order to compete with the motor vehicle driving time on the parallel Interstate Highway I-55. From the very inception of the project **"The Public Be Dammed"** as at best, only **43 %** of the route was to be upgraded, and after some six years effort, **we're not there yet.**Most recently the FRA granted another waiver of rules to the NAJPTCP to avoid various safety rules, plus extension of time.To add to the issue, Lockheed Martin, a prime contractor, has since requested even more additional time delay.

In this NAJPTCP, the FRA should be embarrassed on several counts.

Firstly, to have engaged in a project, at best, would only involve 43 % of route miles (and only the open spaces in the middle at that), how can one ever justify the basis of decreased travel time to compete with a parallel Interstate Highway as was offered as the original basis to justify the project??? (Hearsay has it that the present effort will only handle a maximum of five trains at any one point in time - if that is so, even with more effort, funds, and time, what are the odds of ever being able to compete the project terminal to terminal??).

Secondly; the FRA looked to the likes of the Transportation Technology Center Inc (TTCI), at Prublo,CO,to come up with a contract basis for the NAJPTCP. As one might expect, there was the naive belief that the railroad industry rotated around the FRA Rules(Not realizing that the FRA Rules are but a minimum, and many properties extend far beyond just the rules).

Thirdly, the political theme at the time was to award some 40 % of a project to the areo-space industry (To keep it alive during a period of decreased military expenditures). This was rationalized on the basis, one would obtain new healthy ideas from such a supplier.One of the issues that quickly became an issue of "project over-runs" and "delays" were situations where the contractor (Lockheed Martin) claimed that they fulfilled their contract obligations, and if you want to include this and that, you must pay for it.

The FRA have steadfastly stood on the basis that standard technology and equipment "off the shelf", are not capable of providing for "civil speed restrictions", "temporary track requirements" and "positive stops".

The FRA only luke warm recognize that AMtrak's expanded "nine aspect" for high speed trains, continuous cab signals with speed control technology, in parallel with four aspect cab signals compatible with conventional trains, also with speed control, and the added **overlay** features sought by the FRA already being in service -- all this"vital", What the

FRA appear to want, is to incorporate all the requirements in **one system, one package**, even in doing so, it **dilutes** the safety, integrity, reliability, and simplicity of the basic vital continuous situation created by existing technology (Layer v, Combination -- as a concept) It is odd that the FRA would knowingly abandon the fundamental concepts of "safety"; which is the only reason they exist. Rather than adhere to "Zero Tolerance of Failure", we now seem to find solace in the current fads "Statistical Analysis of Risk Factors" or such as "Mean Time Between Failures".

Waivers:

As the FRA are forced into granting waivers of their long standing "safety rules"; the most serious of which existed long before the Federal Railroad ADministration came into being (Having existed some 40 years before that, in the Interstate Commerce Commission (ICC), prior to the existence of the FRA; and prior to that, within the various standards of the major railroads, the ICC having obtained the standards of the industry and assembled them into the initial Part 236 Title 49 as we know it today).

In recent years, the FRA introduced the concept of "Fines" and "Penalties" for violations and/or willful violations of various specific "safety rules" (as a means of enforcement, of what was considered a disregard for what was considered a vital safety issue) In this regard, the FRA present a dilemma, **as to secure their objectives** , and granting waivers, **they toss away those "fines" and "penalties"**that they considered significant, and yet still hold the same level of enforcement against every one else.

There are serious patterns of the FRA which exist Firstly, there is never a word or indication of those waivers that might be granted, would have to remain in effect **for ever** to enable the original scheme to continue to exist.

Secondly, the FRA have demonstrated a pattern of ignoring the contents and/or hard questions submitted in response, by others, to various Dockets granting waivers for the assorted attempts to support "re-inventing the wheel" in their pursuit of a "Modern Positive Train Control" (PTC). This reaches back to the early "Kelso Accident" on the Pacific Northwest (head on collision of a Union Paific and Burlington Northern freight) where in, the BN and UP were "requested" to each putting up nine million dollars (ultimately over=run), to explore various issues involved in development of the "vision" of PTC. To launch the effort, the FRA published a "waiver request" Docket, for some 30 FRA Safety Rules. The Docket received four descanting responses (no response in favor), which the FRA completely ignored. The same problem carried through a FRA request for waivers to further support the NAJPTCP effort, and again the issue discounting responses which were ignored, as the FRA only issued a private letter to the project to authorize their first test run.

In what is serious === are we stupid, or just don't understand , or are we knowingly attempting to hide "safety issues" with which we can not comply -- as for example, in the NAJPTCP Docket request for waivers, we twice took a rule such as 236.511, Part 236, Title 49 CFR; paraphrased it and conveniently or intentionally omitted the critical words **"continuously controlled"**; then followed up with a discussion of the **paraphrased version** as basis or justification to grant a waiver. The Burlington Northern Santa Fe , in one's Docket requesting waivers for "ETMS" purpertrated the same evasion of the **truth**; while a subsequent waiver request for the Alaska Railroads "CAS" scheme again **"ducked" the** critical "Continuously controlled" issue in the same manner (This kind of "fodder" in a Plaintiffs Attorney's hands, would be damaging).

Operation Overview:

Field Simplicity:

What can be more simple than to take the "vital" signal intelligence, through the same instruments that select the signal aspect, to select the code for transmission through the very same rails the train for which it is intended , is operating on, in a vital manner, the very appropriate intelligence the engineman needs as his authority to move As one is conveying the intelligence directly to only the specific train for which it is intended, there is no need to know his site location and/or address identification, nor a response that he "got it". As a further surprise, no question of message "contention" as only one stream of intelligence is involved to only one train, in any situation.

Central Control:

The concept of "ETMS" with its operation being predicated on a central computer generates a massive increase of inputs, by its own words, does not check and/or continuously verify status of all of the elements in the field, is confronted with the problem communications contention and verification, all of which upon a system failure results in unexpected stopped trains.

Fail Safe:

Does anyone realize, for the customers, the shippers, it is a competitive world --- where the issue of delivery time, is an all important evaluation -- after all, the shipper has highway, air, and possibly the Union Pacific Railroad as alternatives, rather than accept the delay associated with "stop them" in the feeble attempt to emulate a "vital" or "fail safe" environment.

Attachment "L"

Obsolescence:

What one spends for a property subsidized by outside sources, obsolescence is not a major issue, for not only is one not confronted with "depreciation accounting"; but as one finds his facilities are obsolete, he needs only to say the FEderal Transit Administration (who have the input of funds, from say the gasoline tax,, and thus have the need to determine how they are going to redistribute it); thus to request funds for replacement of a new modern "mouse trap".

For a corporation , self supporting,, should he not take heed, that he can not tolerate, at best, that he can only expect to obtain a guarantee of some five or six years of "support from a manufacturer".

Have been there -- This writer, with the Deputy Attorney General- Transportation, of a State, as a client, involving a 7½ million law suit, placed one in the position of having five drawers of a project manufacturer (by process of "discovery") to work through -- On "control devices", it was interesting to note all "cards" and "cabinets" with cross wiring, were built; but missing one "chip". All substitute "chips" had different pin connections. The manufacturer went back to his original source, and paid dearly, to have his source, retrofit backwards, to make one more "run" -- Thus the"control units", when they left the defendants plant were obsolete the day they went out the door. Obviously feel strong about this, as in business, the average electronic device support can not endure more than five or six years.

Now to reach back to contemporary reality: --- BNSF in conjunction with its "ETMS" quest, has focus on the "Global Positioning System" (GPS), to the extent of having the individual locomotive know where it is at; making its GPS coordinates match against earlier surveys of the railroad property.

The entire concept is predicated upon elaborate computer and GPS receivers capabilities ; however, in our changing world, is our supplier or agent, providing the physical facilities protecting BNSF with a **long term solid** guarantee of support and assurance of integrity of components, or against **future changes** in the technology that **serve to render present gear useless and/or subject to replacement due to new features of capabilities ??**

Two issues come to mind, that are inter-dependent The first is that the GPS satellites slowly drift out of their initial orbit, resulting in a limited life span; which as a speculation, in the range of eight to ten years (Try 1-703-313-5907, for a recording of specific satellites that are out of service, usually for reprogramming to allow them to know precisely where they are in space at any instant of time -- often as many as three satellites out of service, for reprograming (as they drift out of original orbit)for up to three days at a time---- Reference to Zoolu time is Greenwitch Mean Time (Note the locomotive does not know which satellites are out of service, nor which ones he is dependent upon).

Now as satellites have only a limited life, it is customary to launch new replacement satellites **with new enhanced features.** This is no secret, and even in non-technical but specific publications, those involved are already extolling new capabilities: --

",,,Today we introduce the Trimble R 7, Trimble R 8 and Trimble Net RS receivers with R - Track Technology -- the first survey receivers capable of using the coming Civilian Signal (L2C) from a whole new generation of GPS Satellites,,," (Professional Surveyors Magazine, December 2003, page 35).

",,,But soon a new generation system will need to be built, GPS III, with a high powered spot beam, integrity and military code signals for greater confidence, improved accuracy, and enhanced anti-jamming capability. GPS III will help ensure our forces stay on the dominent edge of technology,,," (Air Force Magazine, Journal of the Air Force Association, December 2003, Page 21 -- Lockheed Martin).

Maintenance:

To eliminate wayside pole lines, most growth in the railroad signal environment, have learned to adopt such techniques as "Electro-Code " (Or equal) packages, which with the increased shunting sensitivity of coded energy, along with the feature of reverse codes, enjoy the added benefit of bi-directional signalling, approach lighting, etc,

What might be overlooked, is the ease of addition to a battery feed, today's 100 Hertz inverters, added to the "Electro-Code" (Or equal) provision for the added feature of "cab signals".

Now in the realm of maintenance , as to "ETMS", over and above the issue of added employee disciplines (e.g. Both the BRSA and IBEW) , their physical facilities -- vehicles, headquarters, test gear--- there aere two serious added issues One, in identification of a problem, **are we faced with need to call a committee**, with the resulting delay --??? Secondly, **have we lost responsibility]]--** It is to be recognized, that cab signals , per se, according to the rules, are in locked enclosures and work being done on record on record by a signed off hit by the employee involved??

An item BNSF must recognize -- under such FRA Rules as 236.110, Part 236,Title 49 CFR, please note the requirement for tests, and records there of also include 236.576, 236. 577, and 236.586 to 236.589 inclusive (which reaches out to include the locomotive (Thus fixing responsibility).

Now BNSF, in their listing of some 2,200 + employees in the Quarterly Publication "The Pocket List of Railroad **Officials**" (Commonwealth Business Media), include Signal Maintainers and various categories of electronic technicians, by name and telephone number. As that announces these employees as "Officials; then BNSF is exposed to the issue, of prudent judgement, that they would elect to **relieve** listed "Officials" **of responsibility,** by electing to pursue a complex , declared non-vital scheme such as "ETMS", where "responsibility"could be elusive (See BNSF's explanation for its justification as to waiver from 236.5, as to design of circuits on a "closed circuit principle" , which reads in part: ",,,ETMS is composed of solid state components that are software driven Neither the hardware nor software can technically be designed to meet the provisions of this section" (68FR55733).

Economics of Application:

To keep this simple, the November 11th response, in respect to ETMS, states in part: ",,we have the opportunity to virtually eliminate train accidents caused by over speed conditions and trains which exceed the limits of their authorities,,,". Yet the "ETMS" cites that it does not include **all wayside signals** (intermediate sites)--- are not <u>all</u> wayside signals define the limits of authority ????

Just another issue, say section 236.528, Part 236,Title 49 CFR"Restrictive conditions resulting from open hand-operated switch requirement", is a useless issue in respect to "ETMS", when it touts"check of **monitored** switches" (read, not all of them)(68FR55732).

The bottom line, for a BNSF investment and expected "return" , does it not make sense investing in a concept of continuous cab signals(modern) in dense territory, that provides **continuous** and **immediate** awareness to the engineman (engineer), to <u>include</u> overlay of speed control, to force response, as well as providing a simple direct continuous tool, which, in itself, could also eliminate the problem alleged to be "exceeding ones limit of authority"" Such an arrangement, with added overlay would also provide for "civil speed restrictions" as well as "track maintenance speed restrictions" --- Why such an investment such as "ETMS" which is not a continuous control, is non vital, and only serves, on an intermittent basis to"police" the engineman??

To add further to the "Bottom Line", continuous cab signals in dense traffic territory gives one the opportunity to operate trains above the 79 miles per hour restriction; which for the expense involved "ETMS" does not qualify to provide such added advantage,

as envisioned for application to sparse train order territory --- In that respect, in a sparse territory, considering its cost and complexity, can it be supported as an investment, as by its nature and as designed, it is not a continuous vital system; but rather a surveillance scheme, only standing by as a "back-up against possible human error,

Somewhere in here there ought to be consideration for investment in "motive power"; the issue of "economic dispatch of power". A parallel issue comes to mind -- the remark - we do not have room left on our locomotives for any more unique systems !!

Belknap Freeman, PE
8 December 2003

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 14, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Burlington Northern Santa Fe Corporation
Incoming letter dated December 15, 2003

The proposal urges the board to "embrace testing of the Electronic Train Management System," or in the alternative, a cab signaling system, for its trains.

There appears to be some basis for your view that BNSF may exclude the proposal under rule 14a-8(i)(7), as relating to its ordinary business operations (i.e., the development and adaptation of new technology for the company's operations). Accordingly, we will not recommend enforcement action to the Commission if BNSF omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which BNSF relies.

Sincerely,

John J. Mahon
Attorney-Advisor